April 23, 2007

Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:	Michaels Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed March 30, 2006
Form 10-Q for Fiscal Quarter Ended April 29, 2006
Filed June 13, 2006
File No. 1-9338

Dear Mr. Moran:

On behalf of Michaels Stores, Inc. (“Michaels” or the “Company”), we are writing to respond to your letter dated April 17, 2007 containing additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings. We provide below Michaels’ responses to each of the Staff’s individual comments from its letter dated April 17, 2007. We have included the text of the Staff’s comments preceding each of our responses.

Form 10-K for the Fiscal Year Ended January 28, 2006

Merchandise Inventories

Vendor Allowances

1.                                      We have read your response to comment 3 of our letter dated February 3, 2007. We are not persuaded that it is preferable to calculate the number of purchases in ending inventory excluding inventory in transit instead of using inventory reflected in your financial statements under generally accepted accounting principles. Please specifically identify and illustrate that portion of the calculation you are referring to in your response and identify the amounts, in your calculation, you adjust for in-transit inventory. We note your statement that the impact to the calculation would be immaterial if GAAP inventory were utilized. Show us the impact on your calculation of your adjustments to inventory and purchases for the past three years.

Response:

Supplemental Schedule I provides a summary of the calculation used to defer our inventoriable costs (vendor allowances, distribution center costs, non-distribution center costs) including and excluding inventory in-transit in ending inventory for fiscal years 2004, 2005, & 2006, with the difference between the two methodologies noted at the bottom of the schedule. We note that comment 3 of the letter dated February 3, 2007 only refers to vendor allowances; however, we would like to provide the Staff with a comparison of all inventoriable costs that are affected by the inclusion or exclusion of inventory in-transit in ending inventory.

Although we believe the balance sheet differences noted in Supplemental Schedule I, which  do not exceed $0.8 million in any one year, are immaterial, we intend to record such differences in each applicable period within our upcoming Form 10-K for the fiscal year ended February 3, 2007.

We advise the Staff that Supplemental Schedule I is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule I pursuant to the provisions of 17 C.F.R §200.83.

2.                                      We note your response to comment 4 of our December 4, 2006 letter where you state your methodology of excluding inventory in transit results in better matching. You further state that all vendor allowances are included in the calculation for deferral but the corresponding purchases that are in-transit from which those specific allowances were earned are not included in that portion of the calculation that determines the number of months purchase in ending inventory. It would appear that the number of months purchases in ending inventory is reduced by the purchases in-transit. Also, it is not clear how the vendor allowances earned on specific products are being matched to the inventory to which it applies if that inventory is excluded from purchases and inventory for purposes of your calculation. Please tell us the average in-transit time period for your purchases both overseas and domestic and the percentage of inventory sourced from overseas. Also, please tell us the amount of vendor allowances earned on the inventory in-transit for fiscal years 2005 and 2004.

Response:

Supplemental Schedule II provides an estimate of the average in-transit time period for international and domestic purchases, the percentage of inventory sourced internationally, and the amount of vendor allowances earned on the period-end in-transit inventory for fiscal years 2004 and 2005.

We advise the Staff that Supplemental Schedule II is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule II pursuant to the provisions of 17 C.F.R §200.83.

As noted in our response to comment #1 above, the Company intends to record the differences in the vendor allowance deferral methodologies detailed on Supplemental Schedule I in each applicable period within its upcoming Form 10-K for the fiscal year ended February 3, 2007.

3.                                      We note your response to comment 4 of our letter dated February 23, 2007 that you recognize vendor allowances consistent with your recognition of inventory under GAAP. Please explain why you defer “estimated” vendor allowances as opposed to a known amount of vendor allowances earned. Refer to page MIK0014 of your response dated April 3, 2007.

Response:

To clarify, our use of the word “estimated” was intended to apply to the entire methodology (and its underlying estimates and assumptions), used to defer vendor allowances, as opposed to a more narrow application to only the amount of vendor allowances earned. We will change our disclosure to eliminate the confusion regarding the use of the word “estimated.” Below is a revised version of the disclosure referenced in the Staff’s comment that we intend to include in our upcoming Form 10-K for the fiscal year ended February 3, 2007. We also will expand our disclosure in our critical accounting policies to describe in more detail the estimates inherent in the vendor allowances deferral model.

Prior to the fourth quarter of fiscal 2005, we computed vendor allowances to be deferred based on the turnover rate of our store-level inventories. However, as the allowances were earned on all inventories, not just store-level inventories, we corrected our method to defer vendor allowances based on the turnover rate of all inventories on hand.

4.                                      Reference is made to comment 9 in our letter dated February 23, 2007. We have read your response; however we are unable to locate where in your disclosure you discussed the significant impact that the increase in reserves had on your results of operations. Please tell us specifically where you discussed the increase in reserves or show us what your disclosures will look like revised.

Response:

The Company notes that the Staff’s comment relates to the Company’s Supplemental Schedule B in a response dated January 24, 2007 that showed a $40.3 million change in inventory reserves from fiscal 2004 under the Company’s historical RIM method to fiscal 2005 under the Company’s WAC method. Given the Company’s correction to its RIM method, we believe it is more appropriate to explain the $40.5 million change in inventory reserves from the corrected RIM method to WAC.

As shown on Supplemental Schedule III to this letter, approximately $34.8 million (as shown in column B) of the $40.5 million inventory reserve change (from $3.7 million under the Company’s corrected RIM methodology at the end of fiscal 2004 to $44.2 million under the Company’s WAC method at the end of fiscal 2005) was a result of the Company’s conversion from its corrected RIM method to WAC and, as such, the $34.8 million was recorded as part of the cumulative effect of accounting change. When the Company changed its accounting methodology for inventories to WAC, the Company initially recorded the store inventory balances based on its perpetual records.  The Company recorded a separate reserve to account for its estimates of unrecorded shrink at the stores that were not counted as of the most recent quarter end.  In contrast, under our RIM method, a store’s ending inventory balance is directly adjusted for shrink based on that store’s physical inventory count results as opposed to recording inventory reserves separately. Furthermore, ending inventory for stores not subject to counts is adjusted based on the results of the counted stores.  Thus, the RIM balances include an implicit shrink reserve, which we are unable to quantify.  As our WAC methodology contains an explicit shrink reserve, it is not unexpected that the vast majority of the $34.8 million pertains to shrink.  We note the difference in Michaels stores’ fiscal 2004 ending inventory, net of shrink, between the corrected RIM calculation and WAC was approximately $3.2 million (as shown in column B).

The remaining $5.7 million (as shown in column D) of the $40.5 million inventory reserve change was the result of fiscal 2005 operating activities. This amount was recorded in Cost of Sales and Occupancy Expense on our fiscal 2005 consolidated income statement.

We intend to include the following disclosure in our upcoming Form 10-K for the fiscal year ended February 3, 2007 within Item 7 and in Note 4 to our financial statements where we disclose our transition to the weighted average cost method for merchandise inventories:

Under the Company’s retail inventory method, ending inventory incorporates shrink, store use, and certain markdowns in an implicit manner and these items did not require an explicit reserve component. Under the weighted average cost method, shrink reserves are an explicit component of the Company’s inventory valuation. Upon implementation of the weighted average cost method at the beginning of fiscal 2005, reserves of $28.7 million were established for shrink in our Michaels stores. Inventory in our Michaels stores as of the beginning of fiscal 2005, under WAC, net of shrink reserves, was $3.2 million lower than fiscal 2004 ending inventory under RIM, net of shrink, store use, and certain markdowns.  Other inventory reserves (including excess and obsolescence and lower of cost or market) under the retail inventory method were $3.7 million and such reserves at the inception of the weighted average cost method were $9.8 million.  The changes in these reserves are a component of the cumulative effect of accounting change reported on our consolidated statement of income.

Supplementally, the increase of $5.2 million in other inventory reserves during fiscal 2005 was due to incremental clearance programs in process at the end of the year. We advise the Staff that Supplemental Schedule III is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule III pursuant to the provisions of 17 C.F.R §200.83.

Michaels hereby acknowledges that:

•                                          Michaels is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                          Michaels may not assert Staff comments as a defense in any procedure initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 409-1581.

Very truly yours,

/s/ Jeffrey N. Boyer
Jeffrey N. Boyer
President and Chief Financial Officer